                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

NGOLD@FULBRIGHT.COM                                   TELEPHONE:  212) 318-3000
DIRECT DIAL:  (212) 318-3022                          FACSIMILE: (212) 318-3400

                                  May 19, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

         Re:      G-III Apparel Group, Ltd.
                  Registration Statement on Form S-1
                  Filed May 8, 2006
                  File No. 333-133906

                  Post-Effective Amendment No. 2 to Registration Statement
                  on Form S-3 on Form S-1
                  Filed May 8, 2006
                  File No. 333-128239

                  Forms 10-K and 10-K/A for Fiscal year Ended January 31, 2006
                  Filed May 1, 2006 and May 8, 2006
                  File No. 0-18183
                  --------------------------------------------------------

Dear Mr. Murao:

         On behalf of G-III Apparel Group, Ltd. (the "Company"), we hereby submit to you Pre-Effective Amendment No. 2 (the "Amendment No. 2") to the
Company's above-referenced Post-Effective Amendment to Registration Statement on
Form S-3 on Form S-1, reflecting changes made in response to the Staff's comment letter dated May 12, 2006.

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. The following numbered paragraphs, which correspond to the numbered paragraphs of the May 12, 2006 comment letter and which include specific references to Amendment No. 2, set forth the Company's responses to the Staff's comments.

Houston o New York o Washington DC o Austin o Dallas o Los Angeles o Minneapolis
           San Antonio o Dubai o Hong Kong o London o Munich o Riyadh

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporate Finance
May 19, 2006

Post-Effective Amendment No. 2 to Form S-3 on Form S-1
------------------------------------------------------

Undertakings
------------

         1.    Please disclose the full undertakings in Item 512(a) of
               Regulation S-K, as applicable. See SEC Release 33-8591 (July 19,
               2005) and Securities Offering Reform Transition Questions and
               Answers located on our website at www.sec.gov.

               RESPONSE: As requested by the Staff and as discussed
               telephonically by Mr. Murao of the Staff and Manuel Rivera of
               this office, the Company has disclosed in Amendment No. 2 the full undertakings required by Item 512(a) of Regulation S-K.
               Please see Item 17 of Amendment No. 2.

Form 10-K for Fiscal Year Ended January 31, 2006
------------------------------------------------

Controls and Procedures, p. 28
------------------------------

         2.    We note your disclosure that your Chief Executive Officer and
               Chief Financial Officer concluded that your disclosure controls and procedures are effective in "[a]lerting them to material information, on a timely basis, required to be included in [y]our periodic SEC filings." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and
               accurate definition. Please confirm that in future filings, you will disclose, if true, that your disclosure controls and
               procedures are effective to ensure that information required to be disclosed by the issuer in reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial
               officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See
               Exchange Act Rule 13a-15(e).

               RESPONSE: In response to the Staff's comment, the Company
               supplementally confirms to the Staff that, as required under Rule
               13a-15(e) under the Exchange Act, that its disclosure controls and procedures are (i) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is
               recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii)
               designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the
               Exchange Act is

Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporate Finance
May 19, 2006

               accumulated and communicated to the Company's management,
               including its principal executive and principal financial
               officers, as appropriate to allow timely decisions regarding required disclosure. The Company also supplementally confirms that in its future filings, it will make clear that its
               disclosure controls and procedures meet the definition contained in Rule 13a-15(e) under the Exchange Act.

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3022 or Manuel Rivera at (212) 318-3296.

                                          Very truly yours,

                                          /s/ Neil Gold

                                          Neil Gold

Enclosures

cc:      H. Christopher Owings, Assistant Director
         Ellie Quarles, Special Counsel
         Morris Goldfarb, G-III Apparel Group, Ltd.